UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No.    )*

Valor Latitude Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Titles of Class of Securities)

G9460N114**
(CUSIP Number)

05/06/21
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Class A ordinary shares have no CUSIP number. The CUSIP number for the units which include the Class A ordinary shares is G9460N114.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9460N114	SCHEDULE 13G	Page 2 of 5
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,738,731(1)

	6	SHARED VOTING POWER
- 0 -

	7	SOLE DISPOSITIVE POWER
3,738,731(1)

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,738,731(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)
Aggregate amount beneficially owned by SoftBank Group Corp. (“SoftBank” or the “Reporting Person”) consists of (i) 3,000,000 of Class A ordinary shares (the “Class A Shares”) of Valor Latitude Acquisition Corp. (the “Issuer”) acquired in connection with the closing of the Issuer’s initial public offering on May 6, 2021, and (ii) 738,731 Class B ordinary shares (the “Class B Shares”), which are automatically convertible into Class A Shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254159).  The record holder of the shares is Phoenix SPAC Holdco LLC.

(2)
Percentage of class that may be deemed to be beneficially owned by the Reporting Person is based on the quotient obtained by dividing (A) the aggregate number of shares beneficially owned by the Reporting Person by (B) the sum of the (x) 23,000,000 Class A Shares outstanding on May 7, 2021 and (y) 5,750,000 Class B Shares outstanding on May 7, 2021.

CUSIP No. G9460N114	SCHEDULE 13G	Page 3 of 5
Item 1(a)	Name of Issuer:

Valor Latitude Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

PO Box 309
Ugland House
Grand Cayman
KY1-1104

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of SofBank Group Corp., a Japanese kabushiki kaisha (referred to herein as “SoftBank” or the “Reporting Person”).  This Schedule 13G is being filed by SoftBank solely because of its indirect interests in (i) Phoenix SPAC Holdco LLC, a Delaware limited  liability company (“Phoenix”), a wholly owned subsidiary of SBLA Holdco I LLC, a Delaware limited liability company (“Holdco I”), a wholly owned subsidiary of SBLA L.P., an Ontario limited partnership (“SBLA L.P.”) and a wholly owned subsidiary of SoftBank Latin America Fund L.P., an Ontario limited partnership (“LatAm Fund” and, together with SoftBank, SBLA, Holdco I, SBLA L.P. and LatAm Fund, the “SoftBank Entities”) and whose sole limited partner is SoftBank. The shares are held of record by Phoenix.

Neither the present filing nor anything contained herein shall be construed as an admission that SoftBank constitutes a “person” for any purposes other than Section 13(d) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.

Item 2(c).	Citizenship:

See responses to Item 4 on cover page.

Item 2(d).	Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G9460N114

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not Applicable.

Item 4.	Ownership

The following information is provided as of May 17, 2021.

1)	Amount beneficially owned:

(i)	3,738,731 Class A ordinary shares.

(2)	Percent of class:

(i)	13% for the Reporting Person.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 23,000,000 Class A ordinary shares and 5,750,000 Class B Shares  outstanding on May 7, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2021.

CUSIP No. G9460N114	SCHEDULE 13G	Page 4 of 5
2)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

3,738,731 Class A ordinary shares.

(ii)	Shared power to vote or to direct the vote:

0 Class A ordinary shares.

(iii)	Sole power to dispose or to direct the disposition of:

3,738,731 Class A ordinary shares.

(iv)	Shared power to dispose or to direct the disposition of:

0 Class A ordinary shares.

As a result of the relationships described in this Schedule 13G, SoftBank may be deemed to have voting and/or dispositive power with respect to the Class A ordinary shares of the Issuer held of record by Phoenix. SoftBank expressly disclaims beneficial ownership of such shares, and this Schedule 13G shall not be deemed an admission that SoftBank is the beneficial owners of such shares for purposes of the Act or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. G9460N114	SCHEDULE 13G	Page 5 of 5
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021

SOFTBANK GROUP CORP.
/s/ Natsuko Ohga
	Name:	Natsuko Ohga
	Title:	Head of Corporate Legal Department